Nasdaq Regulation



Joseph Cusick
Vice President
Head of Market Surveillance

September 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 24, 2025, The Nasdaq Stock Market (the "Exchange") received from Drugs Made In America Acquisition II Corp (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, par value of $0.0001 per share

Rights, each entitling the holder to receive one-tenth (1/10) of one Ordinary

Share

Units, each consisting of one Ordinary Share and one Right to receive one-tenth

(1/10) of one Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,